THE AES CORPORATION
4300 Wilson Boulevard
Arlington, Virginia 22203

April 2, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	The AES Corporation Registration Statement on Form S-4 File No. 333-180388

In connection with the above-referenced Registration Statement on Form S-4 relating to the offer by The AES Corporation (the “Company”) to exchange its new 7.375% Senior Notes due 2021 for its outstanding 7.375% Senior Notes due 2021, the Company hereby confirms to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission that the Company is registering the exchange offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation SEC no-action letter (available May 13, 1988), the Morgan Stanley & Co. SEC no-action letter (available June 5, 1991) and the Shearman & Sterling SEC no-action letter (available July 2, 1993).

The Company represents to the Staff that:

(i)  The Company has not entered into any arrangement or understanding with any person to distribute the new notes to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the new notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the new notes to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if such person is participating in the exchange offer for the purpose of participating in a distribution of the new notes to be acquired in the exchange offer, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Holdings Corporation, Morgan Stanley & Co. and Shearman & Sterling no-action letters and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the required selling securityholder information.

(ii)  The Company will also make each person participating in the exchange offer aware that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities may participate in the exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the new notes.

(iii)        The Company will also make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities and who receives new notes in exchange for such old notes in the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act (as described in the Shearman & Sterling no-action letter) in connection with any resale of such new notes.

(iv)        The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision: if the exchange offeree is a broker-dealer holding old notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Act in connection with any resale of new notes received in respect of such old notes pursuant to the exchange offer.

If you have any questions or comments about the foregoing, please do not hesitate to contact me at (703) 522-1315.

Very truly yours,

By:	/s/ Zafar Hasan
	Name:	Zafar Hasan, Esq.
	Title:	Assistant General Counsel

cc:	Richard D. Truesdell, Jr. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017